UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2005

                                       OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-5742

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Rite Aid 401(k) Distribution Employees Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Rite Aid Corporation
                                 30 Hunter Lane
                          Camp Hill, Pennsylvania 17011


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RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS
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                                                                                                       Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                 1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004                     2

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 2005                                                                                  3

   Notes to Financial Statements as of December 31, 2005 and 2004, and for the Year Ended
     December 31, 2005                                                                                 4-7

SUPPLEMENTAL SCHEDULE:



   Form 5500, Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
     as of December 31, 2005                                                                            8

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrator and Participants of
Rite Aid 401(k) Distribution Employees Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Rite Aid 401(k) Distribution Employees Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan Administrator. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 23, 2006

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RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004
-------------------------------------------------------------------------------


                                                       2005             2004

ASSETS:
  Participant-directed investments                $2,462,164        $2,182,057

  Employee contributions receivable                   12,311             4,087
                                                  ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                 $2,474,475        $2,186,144
                                                 ===========       ===========


See notes to financial statements

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RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005
-----------------------------------------------------------------------------


ADDITIONS:
  Employee contributions                                           $ 313,427
  Rollover contributions                                              12,287
  Net appreciation in fair value of investments                      108,373
  Investment income                                                   25,706
                                                                  ----------

           Total additions                                           459,793
                                                                  ----------

DEDUCTIONS:
  Benefit payments                                                   171,462
                                                                  ----------

           Total deductions                                          171,462
                                                                  ----------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                        288,331

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year                2,186,144
                                                                  ----------

NET ASSETS AVAILABLE FOR BENEFITS-End of year                     $2,474,475
                                                                  ==========


See notes to financial statements.

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005
-------------------------------------------------------------------------------


1. PLAN DESCRIPTION

      The following brief description of the Rite Aid 401(k) Distribution Employees Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General--The Plan is a defined contribution plan sponsored by Rite Aid Corporation (the "Company" or "Plan Sponsor"). An individual account is established for each participant and provides benefits that are based on
      (a) amounts the participant contributes to the participant's account, and
      (b) investment earnings (losses), less any administrative expenses charged to participant accounts, if any.

      Effective October 1, 2004, T. Rowe Price Trust Company was engaged to serve as Plan trustee with respect to all assets other than Company stock. Prior to October 1, 2004, Northern Trust Company was engaged to serve as Plan trustee with respect to all assets other than Company stock. GreatBanc Trust Company serves as Plan trustee with respect to Company stock. The Employee Benefits Administration Committee is the plan administrator ("Plan Administrator") and is responsible for the preparation of the Plan's financial statements.

      Participation--The Plan covers union employees at the Rite Aid of Rome, New York Distribution Center and the Rite Aid of West Virginia Distribution Center who have completed at least one year of service (a twelve-month period when at least 1,000 hours are credited), and have attained the age of 21 years.

      Contributions--Each year, a participant may contribute up to 15% of the participant's pretax annual compensation, as defined in the Plan. Participants age 50 and over may make additional pretax contributions, as defined by the Plan. A participant also may contribute, or roll over, amounts representing distributions from another qualified defined benefit or defined contribution plan. There are no Plan Sponsor contributions except as described in the next paragraph.

      Two settlement agreements had been entered into with respect to litigation involving the Company common stock held by the Plan. Under these settlement agreements, certain additional contributions were made to the Plan as restorative payments, which were in addition to the contributions otherwise made to the Plan. In February 2004, restorative payments of $21,520 were made to the Plan. The restorative payments were allocated to the accounts of certain participants (as described in the settlement agreements) whose accounts under the Plan included investments in the Company common stock. The restorative payments are fully vested and have been commingled with the eligible individuals' before-tax contributions. There will be no further contributions to the Plan stemming from these settlement agreements.

      Investment Options--The Plan provides participants with the option of investing the participant's account balances in twenty-four funds. The funds vary in degree of risk and investment objective.

      Payment of Benefits--Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of the participant's account or installment payments.

      Loans--A participant may elect to borrow against the participant's vested balance at a reasonable rate of interest as defined in the Plan. A participant may borrow up to 50% of the participant's vested balance, with a maximum loan of $50,000. A participant may only have one loan outstanding at any one time with the exception that participants may have up to two outstanding loans which were grandfathered at the time when the Plan was amended to no longer allow more than one loan.

      Vesting--A participant is vested immediately in all contributions credited to the participant's account plus actual earnings (losses) thereon.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared on the accrual basis of accounting.

      Investments--The Plan's investments are stated at fair value, except the Stable Value Fund, as measured by quoted prices in an active market. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

      The Plan had 6,109 and 6,143 shares of Company common stock at December 31, 2005 and 2004, respectively.

      On July 9, 2004, the Plan began to offer the Prudential Stable Value Fund ("SVF"), which is a trust product and is comprised of a group annuity insurance product issued by The Prudential Insurance Company of America ("Prudential") and a portfolio of assets owned by the plan or designee. Interest on the SVF is credited daily. Prudential declares an effective annual interest rate at the beginning of each calendar quarter which is credited and compounded on a daily basis. The SVF is deemed to be fully benefit responsive; therefore, it is presented at contract value, which approximates fair value. The average yield was 4.84% for 2005. As of December 31, 2005 and 2004, the crediting interest rate was 4.77% and 4.86%, respectively

      Administrative Expenses--Plan fees and expenses related to account maintenance, transaction and investment fund management are allocated to participant accounts. Under the terms of the Plan document, costs relating to Plan administration may be paid by the Plan Sponsor or paid from Plan forfeitures. For the year ended December 31, 2005, the Plan Sponsor has paid substantially all administrative expenses.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan's net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

      The Plan invests in mutual funds, corporate stocks and the SVF. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets:

                                                                December 31
                                                                -----------
                                                              2005        2004

Prudential Stable Value Fund                               $886,394    $ 823,824
Dodge & Cox Balanced Fund                                   333,966      311,149
T. Rowe Price Equity Index Trust                            267,949      313,982
Northern Trust Global Advisors Large-Cap Growth Fund        248,867      283,208
Northern Trust Global Advisors International Equity Fund    164,525      152,827


      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                Year Ended
                                                                December 31,
                                                                   2005

Investments:
  Mutual Funds                                                    $109,512
  Common Stock                                                      (1,139)
                                                                  --------

Total net appreciation                                            $108,373
                                                                ==========


4.    TAX STATUS

      The Plan obtained its latest determination letter dated June 27, 2003, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

3.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

6.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee and custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor, and therefore these transactions qualify as party-in-interest transactions. The Plan Administrator does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

7.    CONTINGENCY

      In late 1999, the Plan Sponsor's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management reviewed the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator identified certain processes not in compliance with the provisions of the Plan or regulatory requirements, including failure to make certain deferral contributions and failure to make de minimis distributions to Plan participants. The Plan Administrator has not submitted a Voluntary Correction Program filing with the IRS requesting a compliance statement and approval of the correction method for operational failures identified in the Plan, but intends to complete the filing in 2006. The Plan Administrator believes that the processes identified for remediation, as well as the remediation procedures related to de minimis distributions already taken, would not cause the Plan to be disqualified by the IRS, therefore no provision for income taxes has been included in the Plan's financial statements. Penalties, taxes and remedial payments, if any, due to noncompliance will be paid by the Company.

                                     ******

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RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005
--------------------------------------------------------------------------------


                                                                                   Current
Identity of Issuer                     Description of Investment                    Value

  *Rite Aid Corporation                Company Stock Fund                          $  21,261
  *T. Rowe Price                       Equity Index Trust                            267,949
  *T. Rowe Price                       Retirement 2010                               100,656
  *T. Rowe Price                       Retirement 2015                                52,235
  *T. Rowe Price                       Retirement 2020                                34,380
  *T. Rowe Price                       Retirement 2025                                28,440
  *T. Rowe Price                       Retirement 2035                                13,961
  *T. Rowe Price                       Retirement 2040                                10,097
  *T. Rowe Price                       Retirement 2030                                 8,661
  *T. Rowe Price                       International Equity Index Fund                 8,028
  *T. Rowe Price                       Bond Index Trust                                3,936
  *T. Rowe Price                       Retirement 2005                                   941
  *T. Rowe Price                       Retirement Income Fund                            220
  *T. Rowe Price                       Extended Equity Market Index Fund                 123
   Prudential                          Stable Value Fund                             886,394
   Dodge & Cox                         Balanced Fund                                 333,966
   Northern Trust Global Advisors      Large-Cap Growth Fund                         248,867
   Northern Trust Global Advisors      International Equity Fund                     164,525
   Northern Trust Global Advisors      Large-Cap Value Fund                           65,658
   Northern Trust Global Advisors      Mid-Cap Fund                                   21,635
   Northern Trust Global Advisors      Small-Cap Fund                                  7,300
   Pimco                               Total Return Fund                              76,779
   Vanguard                            Small-Cap Index Fund                            4,128
  *Participant notes                   Loan Fund**                                   102,024
                                                                                    --------

                                       TOTAL                                      $2,462,164
                                                                                 ===========



  *Party-in-interest
**The loans range in interest rates from 5.0% to 9.5% and expire through 2011.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     RITE AID 401(k) DISTRIBUTION EMPLOYEES
                                     SAVINGS PLAN


                                     By: /s/ Theresa G. Nichols
                                        ----------------------------------
                                        Theresa G. Nichols,
                                        not in her individual
                                        capacity, but solely as an
                                        authorized signatory for
                                        the Employee Benefits Administration
                                        Committee


Date:  June 29, 2006

                                  EXHIBIT INDEX

Exhibit
Number             Description
------             -----------
23.1               Consent of Independent Registered Public Accounting Firm